CHAPMAN AND CUTLER
                     111 WEST MONROE STREET
                    CHICAGO, ILLINOIS  60603



                       September 29, 2000



Nike Securities L.P.
1001 Warrenville Road
Lisle, Illinois  60532

The Chase Manhattan Bank
4 New York Plaza, 6th Floor
New York, New York  10004-2413


     Re:                         FT 455

Gentlemen:

     We have acted as counsel for Nike Securities L.P., Depositor of FT 455 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Trust of said Fund (the "Trust"), under a Trust Agreement, dated September 29, 2000 (the "Indenture") between Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent. The opinions expressed herein assume that the Trust will be administered, and investments by the Trust from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. The Trust holds common stock in foreign and domestic corporations (the "Equity Securities") and interests in real estate investment trusts (the "REIT Shares"). All of the assets of the Trust are referred to herein as the "Trust Assets."

     Neither the Sponsor nor its counsel has independently examined the assets to be deposited in and held by the Trust. However, although no opinion is expressed herein regarding such matters, for purposes of the opinion set forth below, it is assumed that the Equity Securities qualify as equity for Federal income tax purposes and that, accordingly, amounts received by the Trust with respect to the Equity Securities will qualify as dividends as defined in Section 316 of the Internal Revenue Code of 1986 (the "Code") and each REIT Share represents a share in an entity treated as a real estate investment trust for Federal income tax purposes.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States Federal income tax law:

      (i) The Trust is not an association taxable as a corporation for Federal income tax purposes, but will be governed by the provisions of subchapter J (relating to trusts) of Chapter
1 of the Code.

    (ii) Each Unit holder will be considered the owner of a pro rata share of each Security of the Trust in the proportion that the number of Units held by a Unit holder bears to the total number of Units outstanding. Under subpart E, subchapter J of Chapter 1 of the Code, income of the Trust will be treated as income of each Unit holder in the proportion described above; and an item of Trust income will have the same character in the hands of a Unit holder as it would have in the hands of the Trustee. Each Unit holder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust.

   (iii) The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Trust Asset (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust. For Federal income tax purposes, a Unit holder's pro rata portion of distributions received by the Trust from the Equity Securities that constitute "dividends" as defined in Section 316 of the Code is taxable as ordinary income to the extent of the corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security, shall be treated as gain from the sale or exchange of property. Certain distributions on the REIT Shares may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unit holders as owners of a pro rata portion of the REIT Shares) as long-term capital gain, regardless of how long a shareholder has owned such shares. Distributions of income and capital gains declared on REIT Shares in October, November, or December will be deemed to have been paid to the shareholders (and, accordingly, to the Unit holders as owners of a pro rata portion of the REIT Shares) on December 31 of the year they are declared, even when paid by the REIT during the following January and received by shareholders or Unit holders in such following year.

    (iv) Gain or loss will be recognized to a Unit holder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution of Trust Assets is received by such Unit holder from the Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units. Before adjustment, such basis would normally be cost if the Unit holder had acquired his or her Units by purchase. Such basis will be reduced, but not below zero, by the Unit holder's pro rata portion of dividends except for designated capital gains dividends paid by the REIT with respect to each Equity Security which is not taxable as ordinary income. However, any loss realized by a Unit holder with respect to the disposition of his or her pro rata portion of the REIT Shares, to the extent such Unit holder has owned his or her Units for less than six months or the Trust has held the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of the Unit holder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to each REIT Share.

    (v) Each Unit holder will have a taxable event when a Trust Asset is disposed of (whether by sale, exchange, liquidation, redemption, payment on maturity or otherwise) or when a Unit holder redeems or sells his or her Units. A Unit holder's tax basis in his or her Units will equal his or her tax basis in his or her pro rata portion of all the assets of the Trust. Such basis is ascertained by apportioning the tax basis for his or her Units (as of the date on which the Units were acquired) ratably, according to their values as of the valuation date nearest the date on which he or she purchased such Units. A Unit holder's basis in his Units and of his fractional interest in each Trust Asset must be reduced, but not below zero, by the Unit holder's pro rata portion of dividends, except for designated capital gain dividends paid by a REIT, with respect to each Equity Security which is not taxable as ordinary income. For Federal income tax purposes, a Unit holder's pro rata portion of dividends as defined by Section 316 of the Code, paid by a corporation, are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security (and accordingly his or her basis in such Units), and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall be treated as gain from the sale or exchange of property.

    (vi) Under the Indenture, under certain circumstances, a Unit holder tendering Units for redemption may request an in kind distribution of Trust Assets upon the redemption of Units or upon the termination of the Trust. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets. The receipt of an in kind distribution will result in a Unit holder receiving Trust Assets and possibly cash. The potential Federal income tax consequences which may occur under an in kind distribution will depend upon whether or not a Unit holder receives cash in addition to Trust Assets. A Unit holder will not recognize gain or loss if a Unit holder receives only Trust Assets in exchange for his or her pro rata portion in the Trust Assets held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of a Trust Asset held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of a Trust Asset held by the Trust. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unit holder with respect to each Trust Asset owned by the Trust.

     A domestic corporation owning Units in the Trust may be eligible for the 70% dividends received deduction pursuant to
Section 243(a) of the Code with respect to such Unit holder's pro rata portion of dividends on the Equity Securities received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations), subject to the limitations imposed by Section 246 and 246A of the Code. However, dividends received on the REIT Shares are not eligible for the dividends received deduction. Certain special rules, however, may apply with regard to the preferred stock of a public utility.

     To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

     Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

     A Unit holder will recognize taxable gain (or loss) when all or part of his or her pro rata interest in a Trust Asset is disposed of for an amount greater (or less) than his or her tax basis therefor in a taxable transaction, subject to various non recognition provisions of the Code.

     In addition it should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993.

     It should be noted that payments to the Trust of dividends on Trust Assets that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any income withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including state or local taxes, tax consequences to non-United States persons, broker-dealers or other investors with special circumstances, or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-43202) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                  Very truly yours,



                                  CHAPMAN AND CUTLER

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